HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

May 25, 2007

Ms. Jennifer R. Hardy, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Shimoda Marketing, Inc.

Fourth Amendment to Registration Statement on Form SB-2

File No. 333-132791

Filed  May 24, 2007

Dear Ms. Hardy:

Below are Shimoda Marketing, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated November 20, 2006.  On behalf of the Company, on May 25, 2007, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2.

General

1.

We provided the information you requested and revised the disclosures as necessary in response to your comments.

2.

Updated financials provided according to Item 310(g) of Regulation S-B.

3.

Currently dated consent from the independent public accountant is included.

4.

We have reviewed your reference to Rule 155(c) under the Securities Act of 1933, as amended; Rule 477 of regulation C under the Securities Act of 1933, as amended; and Release No. 33-4552.  It would appear that there was a conflict with disclosure of a “private offering” in our registrations statement once we removed the primary offering.  The Company will not be seeking funds through a private offering but through financing arrangements only.  We have reviewed our disclosure for references to any private offering and have deleted any references to such offering to prevent any conflict with the rules cited in your comment.

5.

You requested that we refile redlined versions of the two amendments filed on June 8 and June 13, 2006.  However, the June 8, 2006 filing of the SB-2 A/1 redline document, “june060806redline.pdf,” has a technical error (there is nothing but a header if you open the file on EDGAR).  On June 13, 2006, the same SB-2 A/1 and a glitch-free redline document,“june060806redline.pdf,” was filed; thus, in fact, only one amendment was filed – twice.  Accordingly, we believe we need only file a proper redlined version of our SB-2 A/1 in HTML format.  HOWEVER, our SB-2 A/1 redline is corrupt and we are having difficulty converting to HTML.  We will file the document in HTML format as soon as we resolve the technical problem.

6.

All future redlined versions will be filed in the proper format.

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

May 25, 2007

7.

The company has had discussions with the parties to any agreements that it originally wanted held confidential and now agrees to attach the exhibits for disclosure.  The exception to this is the Updated Letter Agreement between National Account Resources Division and SMI.  This agreement was not finalized hence there is no written agreement between the parties to disclose.

8.

Disclosure regarding the Rotary Lift agreement has been added to our disclosure per your comment.

9.

Disclosure regarding the Chief Automotive Technologies agreement has been added to our disclosure per your comment.

10.

We have made changes to each item listed under this comment among others.

Registration Statement’s Facing Page

11.

We have revised the facing page to reflect the correct telephone and facsimile numbers.

Prospectus’ Outside Front Cover Page

12.

This disclosure has been revised for clarity.

Prospectus Summary, page 10

13.

The following language has been added for clarity:

Selling security holders who are affiliates may sell their shares at $1.00 per share during the duration of the offering and security holders who are not affiliates may sell their shares at $1.00 until SMI’s securities become quoted on a securities exchange and after that at market prices or in negotiated private transactions.

14.

The following language has been added in the Prospectus Summary and Description of Business:

As a sales and marketing representative company, we provide consulting services specializing in the areas of Sales, Marketing, and Distribution within the automotive repair equipment industry.  Our business has evolved from consulting and equipment sales to end users in the automotive repair industry to its present status as a national/international sales and marketing representation company for OEM suppliers including consultative selling and servicing of OEMs’ distributor and end-user customers as well as distribution channel set-up and management.  We believe that SMI has evolved and has become known in the industry as a “solution provider” for Original Equipment Manufacturers and Suppliers who have product to sell but who require outside expertise to secure and/or expand distribution channels for their products.

Risk Factors, page 12

15.

We revised risk factor 13 (now 12) as follows:

(12) Our Revenues Will Be Greatly Affected by the Price at Which Our Managed Distribution Channels Purchase Automotive Repair Equipment Products.

SMI currently manages the sale and distribution of vehicle Lifts , Hoists, and Collision Repair/Diagnostic equipment ..  The prices for this equipment can be volatile as a result of a number of factors. These factors include the overall supply and demand, the price of products of our competitors, and the level of government support.

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

May 25, 2007

16.

The agreement referenced in the NARD correspondence was never executed and implemented.  There continues to be ongoing discussions between the two companies, but the parties have not come to terms and no agreement has been reduced to writing.  SMI continues to communicate with NARD with the intention of entering into an agreement in the future.

17.

See response to comment 16, above.  The agreement was never consummated, thus, there is nothing to disclose.   No change made.

18.

Revised as requested.

19.

Our disclosure has been modified according to your comment.  This risk factor has been deleted due to the nature of SMI’s business going forward in areas of national/international sales and marketing; consultative selling and servicing of OEM’s distributor and end-user customers; distribution channel set-up and management; and outside consultation services to equipment manufacturers and suppliers.  The expansion of the business into other areas has made this risk factor not applicable.

Market for Common Equity and Related Stockholder Matters, page 21

20.

Our disclosure has been modified as follows:

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock since our stock will be subject to the penny stock rules ..  See IMPACT OF THE "PENNY STOCK" RULES ON BUYING OR SELLING OUR COMMON STOCK , page 7 ..

Our Business – (1) Principal Products or Services and Their Markets, page 27

21.

The disclosure has been revised to reflect actual numbers, not estimates.

Principal Products or Services and Their Markets, page 32

22.

Our disclosure (now on page 12) has been modified with a footnote as follows:

Our sales and marketing representation and our consulting services for our one (1) major commercial customer, Forward Lift, a subsidiary of Dover Corporation12, represented 73 % of our business for the year ended December 31 , 2006 .. All other distribution representation and consulting services represented approximately 38 % of our business during the fiscal year 2006.

 In 1999, Forward Manufacturing Company, Inc. was acquired by Rotary Lift, a subsidiary of Dover Corporation.  Subsequently, in 2006, Forward Manufacturing Company, Inc. was renamed Forward Lift, and is still a subsidiary of Dover Corporation.

23.

The disclosure regarding Chassis Liner representing 27% of our business was in error and has been deleted.  Chassis Liner did not represent any business in 2006, thus, there is no agreement to attach as an exhibit.

Management’s Discussion and Analysis of Financial Condition, page 35

24.

Disclosure revised accordingly.

(i) How Long Can We Satisfy Our Cash Requirements . . . , page 36

25.

Revised to reflect updated financial statements.

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

May 25, 2007

Certain Relationships and Related Transactions, page 42

26.

The following disclosure was added to this section:

The Company has also advanced funds to this affiliate, of which $13,148 is currently due the Company and which are non-interest bearing.

27.

The following disclosure was added:

The Company has had loans made to it from our majority shareholder, Michael Cranfill.  In the year 2006 Mr. Cranfill made loans totaling $40,000.00 to the company that are not interest bearing and in the year 2005 Mr. Cranfill advanced the company loans totaling $64,313 that are also non interest bearing.

28.

Disclosure revised as follows:

In the years 2004 and 2005 our President Michael B. Cranfill received $181,167 and $181,158 respectively while in the employ of Forward Manufacturing Company, Inc.  In 2005, Mr. Cranfill was President of Forward Manufacturing Company and was instrumental in guiding the company to the No. 3 market share position while managing seventy-six (76) employees at the company’s Ft. Worth, Texas plant.  During 2004, Mr. Cranfill was the Vice-President of sales and marketing.  Forward Manufacturing Company was acquired by Rotary Lift, a subsidiary of the Dover Corporation, in 1999 and renamed Forward Lift in 2006. Upon his resignation from Forward Manufacturing, Mr. Cranfill was extended a long-term opportunity to continue to manage global distribution channels and national accounts for Forward Manufacturing.  Mr. Cranfill continues to provide his consulting services to Forward Lift through SMI which received $337,953 in 2006.

Background of Executive Officers and Directors, page 57

29.

Disclosure revised as follows:

In 2005, Mr. Cranfill was President of Forward Manufacturing Company and was instrumental in guiding the company to the No. 3 market share position while managing seventy-six (76) employees at the company’s Ft. Worth, Texas plant. Mr. Cranfill was employed at Forward Manufacturing from January 1, 2004 through December 31, 2005.  During 2004, Mr. Cranfill was the Vice-President of sales and marketing.  Forward Manufacturing Company was acquired by Rotary Lift, a subsidiary of the Dover Corporation (DOV-NYSE), in 1999 and renamed Forward Lift in 2006. Upon his resignation from Forward Manufacturing , Mr. Cranfill was extended a long-term opportunity to continue to manage global distribution channels and national accounts for Forward Manufacturing ..  Mr. Cranfill continues to provide his consulting services to Forward Lift ..

Employment Agreements, page 61

30.

Disclosure was added as follows:

DACK, LLC , owned by our Director A. Craig Kerr. DACK, LLC. provides contract labor to our company.  DACK, LLC provides administration of our corporate accounts. DACK, LLC received no compensation in 2005 and for the period ended December 31, 2006 DACK, LLC has been paid $75,500. All of the costs of this contract labor are included in our financial statements.

Financial Statements for the Period Ended June 30, 2006

31.

At this time, this comment is not applicable as we have no interim financial statements.  However, in the future, we will provide the comparisons as requested.

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

May 25, 2007

32.

At this time, this comment is not applicable as we have no interim financial statements for which an exhibit 15 is required.  However, in the future, we will provide Exhibit 15 when appropriate.

33.

The financial statements for 2005 and 2006 now reflect compensation for Mr. Cranfill.

Note B – Significant Accounting Policies

Revenue Recognition, page 65

34.

Response as follows:

•

The equipment broker in 2004 and 2005 was JustJerry.  SMI terms with Customer:  SMI invoiced with terms ‘Due on Receipt.’  Broker terms with SMI:  Broker invoiced with terms ‘Due on Receipt.’  Based on the following analysis of the criteria in EITF 99-19, the Company believes it is appropriate to recognize revenues from the equipment sales on a gross rather than net basis:

The Company recognizes its revenues and costs on equipment sales when the equipment is shipped and its customers are billed ..  The Company acts as a principal in these transactions, has latitude in negotiating sales price, and bears the credit risk of being paid by the customer.  The Company is also responsible for facilitating installation and any ancillary products / services, with the customers looking to the Company for satisfactory completion of the transaction.  Accordingly, these equipment sales are presented on a gross basis.  The cost of these sales includes the full cost of the equipment and the delivery of the equipment.  There is no related depreciation expense included in the cost of sales.

The above analysis was also added to the 2005 Notes to Financial Statements, Note B Significant Accounting Policies, Revenue Recognition, on page F-14

•

We are not engaged in the leasing business and disclosure has been revised where necessary.  SMI sold equipment during 2004/2005, but no inventory held due to drop-ship nature of product.  SMI terms with Customer:  SMI invoiced Customer with terms ‘Due on Receipt.’  Broker terms with SMI:  Broker invoiced SMI with terms ‘Due on Receipt.’

•

There is no inventory due to the drop/ship nature of the transactions.

a.

2004/2005 equipment sales:  The equipment SMI sold was drop-shipped to end customer; drop shipments arranged by broker.

b.

2006 consulting sales:  The equipment SMI manages is drop shipped by its clients (equipment manufacturers) directly to distribution and/or end customer locations via ground transportation.  Drop shipments arranged by manufacturers.

c.

2004/2005/2006:  SMI did not and does not take title to or bear the risk of ownership for this equipment; equipment’s ownership goes directly from the manufacturer to distributor or end customer.  We added the following language to (2) Distribution Methods of the Services, page 15:

We do not take title of nor bear the risks of ownership for this equipment – the equipment ownership goes directly from the equipment manufacturer to the client.

•

Notes to Financial Statements for each period revised as requested.

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

May 25, 2007

•

The services rendered include consultative selling and servicing the needs of Forward Lift distributors and end-user customers as well as distribution channel setup/management.  2006 Consulting income does consist of commissions from Forward Lift.  Commissions are based on vehicle hoists sold to distributors and end-users during a given month.  Details are available in Exhibit 10.1 filed herewith. Financial Statements revised were appropriate.

•

The terms of the management agreements do not provide for SMI to earn distinct amounts of revenues for each activity; rather SMI earns one amount for providing all services.  In the case of Forward Lift, revenue is commission based on vehicle hoists sold to individual distributors/end uses during a given month.  (Commissions are distinct only in that they are calculated per individual distributor and/or end user and not based on one ‘lump-sum’ sales dollar amount across the board.)  Disclosure revised as requested.

Concentration of Credit Risk. page 66

35.

None of the interim receivables were from Forward.  All interim receivables have been subsequently collected.  SFAS 131 disclosure revised as requested

Financial Statements for the Year ended December 31, 2005

Note D – Related Party Transactions, page 77

36.

Financial Statements revised as requested

Note G – Earnings per Common Share, page 78

37.

Financial Statements revised as requested

Financial Statements fro the Year Ended December 31, 2004

Note D—Related Party Transactions, page 87

38.

Financial Statements revised as requested

Note F – Earnings per Common Share, page 88

39.

Financial Statements revised as requested

Recent Sales of Unregistered Securities, page 89

40.

The table and accompanying text were revised to correct several errors in the disclosure.

Exhibits

41.

The following is a description of the verbal contract between SMI and CRMI.  If appropriate, we will submit this information as an Exhibit.

Chrysalis Resource Management Incorporated (“CRMI ") and Shimoda Marketing, Inc. ("SMI") have entered into an Oral Commercial Rental Agreement ("Agreement") for the ongoing, month-to-month rental of office space located at 116 West McLeroy Blvd., Saginaw, TX 76179, (the “Premises”)

CRMI’s sole shareholder, Barbara Cranfill, is also an officer and shareholder in SMI.  CRMI also provides a variety of administrative support to SMI at prevailing market rates.

CRMI is the owner of the Premises.

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

May 25, 2007

CRMI rents the Premises to SMI, and SMI rents the Premises from CRMI on a month to month basis, for the monthly rental of $2,750 per month, which includes all utilities ( water/electric/sewer/trash removal) and also includes maintenance and cleaning ..

Exhibit 5.1

42.

Deleted the language as requested and added language stating that “This opinion is being rendered to be effective as of the effective date of the Registration Statement,” for clarity.

43.

Removed reference to primary offering.

44.

Added file number of the registration statement.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Shimoda Marketing, Inc. SB-2/A-4

2.

Exhibit 5.4: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 10.1 Rotary Lift Agreement

4.

Exhibit 10.2 DACK LLC Agreement

5.

Exhibit 10.3 Chief Automotive Technologies, Inc. Agreement

6.

Exhibit 23.4 Consent of Independent Registered Public Accounting Firm